Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	DAVID M. SILK	51 WEST 52ND STREET		IGOR KIRMAN	JOSHUA A. FELTMAN
HERBERT M. WACHTELL	ROBIN PANOVKA	NEW YORK, N.Y. 10019-6150		JONATHAN M. MOSES	ELAINE P. GOLIN
PAUL VIZCARRONDO, JR.	DAVID A. KATZ	TELEPHONE: (212) 403 -1000		T. EIKO STANGE	EMIL A. KLEINHAUS
PETER C. HEIN	ILENE KNABLE GOTTS	FACSIMILE: (212) 403 -2000		DAVID A. SCHWARTZ	KARESSA L. CAIN
HAROLD S. NOVIKOFF	JEFFREY M. WINTNER	__________________		JOHN F. LYNCH	RONALD C. CHEN
THEODORE N. MIRVIS	TREVOR S. NORWITZ	GEORGE A. KATZ (1965-1989)		WILLIAM SAVITT	GORDON S. MOODIE
EDWARD D. HERLIHY	BEN M. GERMANA	JAMES H. FOGELSON (1967-1991)		ERIC M. ROSOF	DONGJU SONG
DANIEL A. NEFF	ANDREW J. NUSSBAUM	LEONARD M. ROSEN (1965-2014)		MARTIN J.E. ARMS	BRADLEY R. WILSON
ANDREW R. BROWNSTEIN	RACHELLE SILVERBERG	__________________		GREGORY E. OSTLING	GRAHAM W. MELI
PAUL K. ROWE	STEVEN A. COHEN	OF COUNSEL		DAVID B. ANDERS	GREGORY E. PESSIN
MARC WOLINSKY	DEBORAH L. PAUL			ANDREA K. WAHLQUIST	CARRIE M. REILLY
DAVID GRUENSTEIN	DAVID C. KARP	WILLIAM T. ALLEN	DAVID M. MURPHY	ADAM J. SHAPIRO	MARK F. VEBLEN
STEVEN A. ROSENBLUM	RICHARD K. KIM	MICHAEL H. BYOWITZ	DAVID S. NEILL	NELSON O. FITTS	VICTOR GOLDFELD
JOHN F. SAVARESE	JOSHUA R. CAMMAKER	PETER C. CANELLOS	BERNARD W. NUSSBAUM	JOSHUA M. HOLMES	EDWARD J. LEE
SCOTT K. CHARLES	MARK GORDON	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	DAVID E. SHAPIRO	BRANDON C. PRICE
JODI J. SCHWARTZ	JOSEPH D. LARSON	KENNETH B. FORREST	ERIC S. ROBINSON	DAMIAN G. DIDDEN	KEVIN S. SCHWARTZ
ADAM O. EMMERICH	LAWRENCE S. MAKOW	THEODORE GEWERTZ	PATRICIA A. ROBINSON*	IAN BOCZKO	MICHAEL S. BENN
GEORGE T. CONWAY III	JEANNEMARIE O’BRIEN	MAURA R. GROSSMAN	ERIC M. ROTH	MATTHEW M. GUEST	SABASTIAN V. NILES
RALPH M. LEVENE	WAYNE M. CARLIN	RICHARD D. KATCHER	MICHAEL W. SCHWARTZ	DAVID E. KAHAN	ALISON ZIESKE PREISS
RICHARD G. MASON	STEPHEN R. DiPRIMA	MEYER G. KOPLOW	STEPHANIE J. SELIGMAN	DAVID K. LAM
MICHAEL J. SEGAL	NICHOLAS G. DEMMO	DOUGLAS K. MAYER	ELLIOTT V. STEIN	BENJAMIN M. ROTH
		ROBERT B. MAZUR	WARREN R. STERN
		MARSHALL L. MILLER	PATRICIA A. VLAHAKIS
		PHILIP MINDLIN	ANTE VUCIC
		ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA
__________________
COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		AMANDA K. ALLEXON	NANCY B. GREENBAUM
		LOUIS J. BARASH	MARK A. KOENIG
		FRANCO CASTELLI	LAUREN M. KOFKE
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		UMUT ERGUN	S. CHRISTOPHER SZCZERBAN
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
ADAM M. GOGOLAK

August 4, 2016

VIA EDGAR AND FEDERAL EXPRESS
Mr. Christian N. Windsor
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC  20549

Re:                 The Bank of N.T. Butterfield & Son Limited
Amendment No. 1 to

Draft Registration Statement on Form F-1
Submitted July 7, 2016
CIK No. 0001653242

Dear Mr. Windsor:

On behalf of The Bank of N.T. Butterfield & Son Limited, a Bermuda company (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 21, 2016 (the “Comment Letter”) relating to the above-referenced submission (the “Confidential Submission”).  The Company is concurrently filing a Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR, and five courtesy copies of the

Mr. Christian N. Windsor

August 4, 2016

Registration Statement marked to show changes to the Confidential Submission are being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.  All page references in the responses set forth below refer to pages of the Registration Statement.

Prospectus Summary, page 1

Overview, page 1

1.                                      We note your charts presenting your “Core Net Income to Common” and “Core Earnings per Common Share Fully Diluted” on pages 3 and 81.  We also note your charts presenting “Core ROATCE” on pages 10 and 88.  These presentations appear to give undue prominence to these non-GAAP measures as they are not balanced with the presentation of your comparable GAAP measures for the periods presented.  Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/ nongaapinterp.htm, and revise your presentation accordingly.

Response:  In response to the Staff’s comment, pages 3, 11, 85 and 93 of the Registration Statement have been revised.

A decline in the residential real estate market, in particular in Bermuda, could increase the risk of loans being impaired…, page 27

2.                                      We note your revised disclosure in response to comment 20 that indices for the value of residential real estate did not exist in Bermuda, the UK or the Cayman Islands. Revise this risk factor, or add a separate risk factor, that discusses the risks to investors from the fact that you do not have a mechanism to value the overall real estate market in your key business areas, and therefore must rely on observations of the valuation of your own real estate originations in order to assess whether the value of mortgaged real estate has declined.

Response:  In response to the Staff’s comment, pages 28 - 29 of the Registration Statement have been revised.

Reconciliation of Non-GAAP Financial Measures, page 69

3.                                      We note your response to prior comment 6 of our letter dated June 16, 2016 and your revised disclosures related to your non-GAAP adjustments. A number of the adjustments are characterized as “non-recurring” or “individually non-recurring,” even though some

Mr. Christian N. Windsor

August 4, 2016

of these adjustments do not meet the characteristics of non-recurring provided in Item 10(e)(1)(ii)(B) of Regulation S-K as they are likely to recur in the next two years or there was a similar adjustment within the prior two years. Therefore, please revise your descriptions of such adjustments to comply with the guidance of Regulation 10(e). Refer also to Non-GAAP Compliance and Disclosure Interpretations Question 102.03.

Response:  In response to the Staff’s comment, pages 70 and 74 - 75 of the Registration Statement have been revised.

Earnings Upside Potential, page 89

4.                                      In this section you discuss the potential positive impact on your business from an increase in market interest rates. It also appears that, world-wide, interest rates have trended downward, with some nations borrowing at negative rates. Revise this section to discuss the impact on your earnings from a continuation of the low-rate environment, and also the impact of lowered rates over the short term upon your earnings. Make similar revisions to your disclosure on page 10. Also, revise this section to discuss the extent to which management believes that some of your non-interest bearing deposits might withdraw in search of more yield in the event that rates did increase.

Response:  In response to the Staff’s comment, pages 11 - 12 and 93 of the Registration Statement have been revised.

5.                                      Please tell us, with a view towards revised disclosure, whether management has identified any specific acquisition targets, particularly in the wealth management area.

Response:  The Company supplementally advises the Staff that, from time to time, the Company identifies potential acquisition targets in connection with its growth and development strategy, and the Company may engage in informal discussions with potential acquisition targets. Any potential acquisition target is determined with reference to the Company’s board of directors’ approved corporate development framework, which operates within a closely monitored risk appetite. The Company further advises the Staff that it has not, to date, engaged in any substantive discussions with respect to any potential acquisitions that are reasonably expected to lead to a transaction that is expected to be material to the Company.

*                              *                              *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1155.

Very truly yours,

/s/ Edward J. Lee
Edward J. Lee

Mr. Christian N. Windsor

August 4, 2016

Enclosure

cc:           E. Barclay Simmons (The Bank of N.T. Butterfield & Son Limited)

Shaun Morris (The Bank of N.T. Butterfield & Son Limited)

John B. Meade (Davis Polk & Wardwell LLP)